INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Navios Maritime Containers L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2019 AND 2018	F-3

CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND FOR THE PERIOD FROM APRIL 28, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2017	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND FOR THE PERIOD FROM APRIL 28, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2017	F-5

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND FOR THE PERIOD FROM APRIL 28, 2017 (DATE OF INCEPTION) TO DECEMBER 31, 2017	F-6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Board of Directors of Navios Maritime Containers L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Containers L.P. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, partners’ capital and cash flows for each of the two years in the period ended December 31, 2019, and for the period from inception (April 28, 2017) through December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, and for the period from inception (April 28, 2017) through December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2018.

Athens, Greece

March 18, 2020

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	3,9	$16,685	$16,958
Restricted cash	3,9	1,424	1,934
Accounts receivable, net	4	2,287	2,643
Inventories		4,457	599
Other current assets	5	4,525	2,903
Prepaid expenses		72	100

Total current assets		29,450	25,137

Non-current assets
Vessels, net	6	395,621	342,693
Intangible assets	7	6,288	25,350
Deferred drydock and special survey costs, net		19,522	11,386
Balance due from related parties, non-current	9,12	8,195	7,862
Other long-term assets		1,226	1,099

Total non-current assets		430,852	388,390

Total assets		$460,302	$413,527

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$2,343	$3,574
Accrued expenses	11	4,928	2,302
Deferred income and cash received in advance		807	2,152
Balance due to related parties, current	12	16,586	4,065
Financial liability short term, net of deferred finance costs	8,9	8,237	7,665
Current portion of long-term debt, net of deferred finance costs	8,9	38,496	27,626

Total current liabilities		71,397	47,384

Non-current liabilities
Long-term financial liability, net of current portion and net of deferred finance costs	8,9	69,863	78,100
Long-term debt, net of current portion and net of deferred finance costs	8,9	129,062	105,570

Total non-current liabilities		198,925	183,670

Total liabilities		270,322	231,054

Commitment and contingencies	11	—	—
Partners’ capital
Common unit holders — 34,603,100 common units issued and outstanding at December 31, 2019 and December 31, 2018	16	189,980	182,473

Total Partners’ capital		189,980	182,473

Total liabilities and Partners’ capital		$460,302	$413,527

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Revenue	13	$141,532	$133,921	$39,188
Time charter and voyage expenses		(5,754)	(4,178)	(1,257)
Direct vessel expenses		(4,077)	(1,314)	(672)
Management fees (entirely through related parties transactions)	12	(65,638)	(53,772)	(16,488)
General and administrative expenses	12	(10,223)	(7,413)	(2,262)
Listing transaction-related expenses	14	—	(4,990)	—
Depreciation and amortization	6,7	(28,647)	(38,552)	(13,578)
Interest expense and finance cost	8,12	(16,846)	(11,785)	(2,293)
Interest income		—	90	25
Other income		603	1,017	7
Other expense	11	(3,443)	(324)	(32)

Net income		$7,507	$12,700	$2,638

Net earnings per common unit, basic and diluted	15	$0.22	$0.38	$0.14
Weighted average number of common units, basic and diluted	15	34,603,100	33,527,135	18,371,855

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except for unit data)

	Note	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
OPERATING ACTIVITIES:
Net income		$7,507	$12,700	$2,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	28,647	38,552	13,578
Amortization of deferred financing costs		1,943	1,598	430
Amortization of deferred drydock and special survey costs		3,639	1,314	225
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable		356	(2,001)	(642)
Decrease/(increase) in balance due from related companies, current		—	5,643	(5,195)
Increase in inventories		(3,858)	(63)	(536)
Increase in other current assets		(1,622)	(2,854)	(4)
Decrease/(increase) in prepaid expenses		28	(100)	—
Increase in balance due from related parties, non-current		(333)	(2,097)	(5,765)
Increase in other long term assets		(127)	(1,099)	—
(Decrease)/increase in accounts payable		(1,230)	2,992	536
(Decrease)/increase in accrued expenses		2,626	(1,631)	2,541
Increase/(decrease) in due to related companies		12,521	4,065	(1,674)
(Decrease)/increase in deferred income and cash received in advance		(1,345)	(392)	298
Payments for drydock and special survey costs		(11,776)	(9,118)	(3,807)

Net cash provided by operating activities		$36,976	$47,509	$2,623

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		—	—	5,433
Acquisition of/additions to vessels and time charters at favorable terms	6,7,12	(62,513)	(170,503)	(254,660)

Net cash used in investing activities		$(62,513)	$(170,503)	$(249,227)

FINANCING ACTIVITIES:
Proceeds from long-term debt and financial liability, net	8	125,022	216,200	127,760
Repayment of long-term debt and financial liability		(98,417)	(114,255)	(8,340)
Debt issuance costs		(1,851)	(3,615)	(815)
Proceeds from issuance of common units, net of offering costs	16	—	29,055	142,500

Net cash provided by financing activities		$24,754	$127,385	$261,105
Net (decrease)/increase in cash and cash equivalents and restricted cash		(783)	4,391	14,501

Cash and cash equivalents and restricted cash, beginning of period		18,892	14,501	—

Cash and cash equivalents and restricted cash, end of period		$18,109	$18,892	$14,501

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net		$14,296	$9,028	$1,599

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

		Common unit holders		Total Partners’
	Note	Units	Amount	Capital
Balance April 28, 2017 (date of inception)
Proceeds from private placements, net of offering costs		29,148,554	$142,503	$142,503
Deemed distribution		—	(4,423)	(4,423)
Net income		—	2,638	2,638

Balance, December 31, 2017		29,148,554	$140,718	$140,718
Proceeds from private placements, net of offering costs	16	5,454,546	29,055	29,055
Net income		—	12,700	12,700

Balance, December 31, 2018		34,603,100	$182,473	$182,473
Net income		—	7,507	7,507

Balance, December 31, 2019		34,603,100	189,980	189,980

See notes to the consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated on April 28, 2017 under the laws of the Republic of the Marshall Islands.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers” or the “Company”). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Containers Inc. for each common unit of Navios Containers. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company, is the Company’s general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership. The consolidated financial statements of the Company have been presented giving retroactive effect to the conversion described above, which was treated as a reorganization made within the context of the Company’s above-mentioned transactions. In August 2019, Navios Maritime Holdings Inc. (“Navios Holdings”) announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Containers to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company’s Chairman and Chief Executive Officer, Angeliki Frangou.

As of December 31, 2019, Navios Containers had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 33.5% of the outstanding common units and Navios Holdings held 1,263,276 common units representing 3.7% of the outstanding common units of Navios Containers.

The common units of the Company commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol “NMCI”.

The operations of the Company are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)

Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company had no items of other comprehensive income for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(b)

Recent Accounting Pronouncements: In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Since there are no entities included in the Company’s consolidation under the VIE model or required to be assessed for consolidation under the VIE model, the Company believes that this ASU will not have a material impact on its consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

(c)

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Navios Containers, a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries included in the consolidation:

				Statements of Operations
Company name	Nature Name	Effective Ownership	Country of incorporation	2019	2018	2017
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—12/31	01/01—12/31	04/28—12/31
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	06/07—12/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/12—12/31

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

				Statements of Operations
Company name	Nature Name	Effective Ownership	Country of incorporation	2019	2018	2017
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/12—12/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/17—12/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/17—12/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	07/25—12/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—12/31	01/01—12/31	08/03—12/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	09/27—12/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/07—12/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/09—12/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/23—12/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	11/24—12/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/05—12/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/08—12/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/12—12/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	01/01—12/31	12/28—12/31
Nefeli Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	03/13—12/31	—
Fairy Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	07/02—12/31	—
Limestone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	07/02—12/31	—
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/14—12/31	—
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/14—12/31	—
Vythos Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01—12/31	04/04—12/31	—
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01—12/31	05/31—12/31	—

(1)	Currently, vessel-operating company under the sale and leaseback transaction.

(d)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)

Cash and Cash Equivalents: Cash and cash equivalents consist from time to time of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)

Restricted Cash: As of December 31, 2019 and 2018, restricted cash consisted of $1,424 and $1,934, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain credit facilities of Navios Containers.

(g)

Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(h)

Inventories: Inventories, which are comprised of: (i) bunkers (when applicable) on board of the vessels, are valued at cost as determined on the first-in, first-out basis and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, are valued at cost as determined on the first-in, first-out basis.

i)

Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s containerships based on a scrap value of $340 per lightweight ton, as management believes these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods.

Management estimates the useful life of the Company’s vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(j)

Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Company’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

For the year ended December 31, 2019, the management of Navios Containers after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook identified impairment indications for 12 of its vessels. In this respect, the Company performed an impairment analysis (step one) to estimate the future undiscounted cash flows for each of these vessels.

The Company determined the undiscounted projected net operating cash flows for each vessel and compared them to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2021 and thereafter assuming an increase of 3.0% every second year and a utilization rate of 99.6% based on the fleet’s actual performance for the year ended December 31, 2019.

The assessments concluded that step two of the impairment analysis was not required and that no impairment of vessels existed for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, as the undiscounted projected net operating cash flows exceeded the carrying values.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the consolidated statements of income calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

(k)

Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statements of income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. The amortization expense for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was $3,639, $1,314 and $225 respectively. Accumulated amortization as of December 31, 2019 and 2018 amounted to $5,039 and $1,539, respectively.

(l)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are presented under the caption “Interest expense and finance cost” in the consolidated statements of income. The total deferred unamortized financing costs, net were $3,552 and $3,644 as of December 31, 2019 and 2018, respectively and were presented net under the caption “Current portion of long-term debt, net of deferred finance costs”, “Financial liability short term, net of deferred finance costs”, “Long-term financial liability, net of current portion and net of deferred finance costs” and “Long-term debt, net of current portion and net of deferred finance costs” in the consolidated balance sheets. Amortization costs for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 were $1,943, $1,598 and $430, respectively.

(m)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income. The foreign currency gain/(losses) recognized under the caption “Other income” or “Other expense” in the consolidated statements of income for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 was $1, $(15) and $(3), respectively.

(n)

Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the consolidated financial statements if the contingency had occurred at the date of the consolidated financial statements, the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See also Note 11, “Commitments and Contingencies”. As of December 31, 2019 and 2018, the amount of $610 and $1,002 relating to settlement of outstanding claims was presented under the caption “Other income” of the consolidated statements of income.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(o)

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective approach. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company generates revenue from time charter of vessels. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the Company, regardless of charter type.

The Company’s contract revenues from time chartering are governed by ASC 842 “Leases”. Upon adoption of the ASC 606 and ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods (ASC840), including disclosure requirements.

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Expenses related to the revenue-generating contracts are recognized as incurred.

(p)

Deferred Income and Cash Received In Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the charter period.

(q)

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provisions for losses on time charters in progress at year-end and other miscellaneous expenses.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(r)

Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydock and special survey costs of certain vessels of Navios Containers’ fleet as well as the reactivation cost of laid-up vessels and other expenses as per management agreement.

(s)

Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt and financial liability. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

For the year ended December 31, 2019 two customers, NOL Liner PTE Ltd and Hapag-Lloyd AG, represented 30.8% and 17.9% of the total revenues, respectively. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of the total revenues, respectively. For the period from April 28, 2017 (date of inception) to December 31, 2017, one customer Mitsui O.S.K. Lines represented 71.0% of the total revenues.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

Fair Value Risk: See Note 2(x).

(t)

Income Taxes: The Company is a Marshall Islands limited partnership. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

Marshall Islands do not impose a tax on international shipping income. Under the laws of Marshall Islands, the country of the companies’ incorporation and formation and vessels’ registration in addition to Panama and Liberia, the companies are subject to registration and tonnage taxes which have been included in daily management fee.

(u)

Leases: Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases. In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheet and continues to depreciate the assets over its useful life (see Note 2(o) “Revenue and Expense Recognition”). In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its revenue arrangements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualify as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the vessels at the end of the lease term.

(v)

Accounts Receivable, net: The amount shown as accounts receivable, net, at each balance sheet date, includes trade receivables from charterers for hire. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made for the years presented.

(w)

Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(x)

Time Charters at Favorable Terms: When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining lease term and the amortization expense is presented in the consolidated statements of income under the caption “Depreciation and amortization”. For the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 the amortization expense amounted to $19,062, $33,146 and $13,039, respectively.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2019	December 31, 2018
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	$16,685	$16,958
Restricted cash	1,424	1,934

Total cash and cash equivalents and restricted cash	$18,109	$18,892

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

As of December 31, 2019 and 2018, restricted cash amounted to $1,424 and $1,934, respectively and related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Containers’ credit facilities.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$2,287	$2,643
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$2,287	$2,643

Financial instruments that potentially subject Navios Containers to concentrations of credit risk are accounts receivable. Navios Containers does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: OTHER CURRENT ASSETS

As of December 31, 2019 and 2018, other current assets amounted to $4,525 and $2,903, respectively, which mainly related to Company’s claims receivable. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 6: VESSELS, NET

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Vessel acquisition	$178,136	—	178,136
Depreciation	—	(539)	(539)

Balance December 31, 2017	$178,136	$(539)	$177,597
Additions	170,503	—	170,503
Depreciation	—	(5,407)	(5,407)

Balance December 31, 2018	$348,639	$(5,946)	$342,693
Additions	62,513	—	62,513
Depreciation	—	(9,585)	(9,585)

Balance December 31, 2019	$411,152	$(15,531)	$395,621

Acquisition of Vessels

2019

On April 23, 2019, the Company purchased from an unrelated third party the Navios Constellation, a 2011-built 10,000 TEU containership, for an acquisition cost of $53,360 (including $860 capitalized expenses), pursuant to the exercise of its purchase option in January 2019, based on the memorandum of agreement entered into in November 2018.

2018

On December 17, 2018, the Company purchased from an unrelated third party the Bermuda, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11,098 (including $398 capitalized expenses).

On December 7, 2018, the Company purchased from an unrelated third party the Bahamas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $13,422 (including $522 capitalized expenses).

In November 2018, Navios Containers Inc. agreed to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500, upon the exercise of the Company’s purchase option prior to February 2019. See Note 11.

On September 12, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of approximately $14,105 (including $205 capitalized expenses).

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

On July 2, 2018, Navios Containers Inc. purchased from Navios Partners the YM Utmost and the Navios Unite (ex YM Unity), two 2006-built 8,204 TEU containerships, for an aggregate acquisition cost of approximately $67,496 (including $496 capitalized expenses).

On May 30, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of approximately $50,318 (including $68 capitalized expenses).

On March 14, 2018, Navios Containers Inc. purchased from an unrelated third party the Niledutch Okapi (ex Navios Dorado), a 2010-built 4,250 TEU containership, for an acquisition cost of approximately $11,931 (including $151 capitalized expenses).

2017

On December 28, 2017, Navios Containers Inc. purchased from an unrelated third party the Navios Felicitas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11,467 (including $17 capitalized expenses).

In November and December 2017, Navios Containers Inc. purchased from an unrelated third party the APL Denver, APL Los Angeles, APL Oakland and APL Atlanta, 2008-built 4,730 TEU containerships and their charter out contracts, for an acquisition cost of approximately $97,175 (including $375 capitalized expenses). Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition.

On November 9, 2017, Navios Containers Inc. purchased from an unrelated third party the Navios Tempo, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $10,274 (including $124 capitalized expenses).

On November 7, 2017, Navios Containers Inc. purchased from an unrelated third party the Navios Lapis, a 2009-built 4,250 TEU containership, for an acquisition cost of approximately $9,639 (including $39 capitalized expenses).

On June 8, 2017, Navios Containers Inc. purchased from Navios Partners five containerships and the charter out contracts for a purchase price of $64,000, of which $40,000 was financed through a private placement and the remaining consideration of $24,000 was in the form of a seller’s credit. The acquisition of these five containerships was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition. The vessel acquisitions were treated as a transaction between entities under common control, and as such, the transaction was recorded at historical cost. The historical cost of the vessels was $32,350 and of the time charters was $26,662. The excess cash over the historical cost of the net assets acquired is a deemed distribution to controlling stockholder and is recorded in stockholders’ equity. These vessels were previously acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”) and were employed on charters with a net daily charter rate of $26,850 which expired in 2018 and early 2019. The working capital acquired for the five vessels was $566. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In addition, Navios Containers Inc. acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase nine additional containerships for a purchase price of $54,000 plus certain delivery and other operating costs.

During the third quarter of 2017, Navios Containers Inc. completed the acquisition of the nine additional containerships from Rickmers Trust for a purchase price of $54,000, of which $26,680 was financed through the net proceeds under the bank loans and the remaining consideration of $27,320 through available cash. Initial capitalized costs of $8,105 were also incurred in connection with that acquisition.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 7: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased and are analyzed as following:

Time charters with favorable terms	December 31, 2019	December 31, 2018
Acquisition cost	$71,535	$71,535
Accumulated amortization	(65,247)	(46,185)

Time charters with favorable terms net book value	$6,288	$25,350

Amortization expense for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $19,062, $33,146 and $13,039, respectively, and is presented under the caption “Depreciation and amortization” in the consolidated statements of income.

The remaining aggregate amortization of acquired intangibles as of December 31, 2019 was as follows:

Description	Within one year	Year Two	Total
Time charters with favorable terms	$6,288	$—	$6,288

Total amortization	$6,288	$—	$6,288

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives for time charters with favorable terms are 0.4 years.

NOTE 8: BORROWINGS

Borrowings consist of the following:

Navios Containers credit facilities	December 31, 2019	December 31, 2018
ABN AMRO Bank N.V. $50 million facility	$25,800	$50,000
BNP Paribas $24 million facility	—	29,464
BNP Paribas $25 million facility	—	23,611
BNP Paribas $54 million facility	44,688	—
HCOB $36 million facility	27,200	32,000
HCOB $127.2 million facility	57,131	—
Sellers’ Credit	15,000	—

Total loans	$169,819	$135,075
Financial liability	79,391	87,530

Total borrowings	$249,210	$222,605

Total borrowings	December 31, 2019	December 31, 2018
Total borrowings	$249,210	$222,605
Less: current portion of long-term debt	(38,496)	(27,626)
Less: current portion financial liability	(8,237)	(7,665)
Less: Deferred financing costs	(3,552)	(3,644)

Total long-term borrowings, net	$198,925	$183,670

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

ABN AMRO BANK N.V Facilities: On December 3, 2018, the Company entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. The Company drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth quarter of 2018. On June 28, 2019, the Company entered into a supplemental agreement with ABN AMRO, under which the Company made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. The outstanding loan amount as of December 31, 2019 was $25,800 and is repayable in 12 quarterly installments, the first in the amount of $3,400 each and the subsequent 11 in the amount of $1,050 each, along with a final balloon payment of $10,850 payable together with the last installment due in December 2022.

BNP Paribas Facilities: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided into four tranches of up to $6,000 each) to finance part of the purchase price of four containerships. The Company had drawn $24,000 under this facility, during the fourth quarter of 2017 and the first quarter of 2018, net of the loan discount of $300. In September 2018, the Company entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9,000 to partially finance the purchase price of one containership. The Company drew the entire amount, net of the loan’s discount of $103.5, on September 7, 2018. These loans bore interest at a rate of LIBOR plus 300 bps. On June 28, 2019, Navios Containers refinanced the facilities dated in December 2017 and September 2018. As of December 31, 2019, there were no outstanding amounts under these facilities.

On May 25, 2018, the Company entered into a facility agreement with BNP Paribas, for an amount of up to $25,000, to finance part of the purchase price of one containership. This loan bore interest at a rate of LIBOR plus 300 bps. On May 29, 2018, the Company drew $25,000 under this facility, net of the loan’s discount of $300. On March 14, 2019, the facility was repaid in full. There was no outstanding loan amount under the facility as of December 31, 2019.

On June 26, 2019, the Company entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, the Company drew $48,750 net of loan’s discount of $405. This loan bears interest at a rate of LIBOR plus 300 bps. As of December 31, 2019, the facility is repayable in 18 quarterly installments the first two in the amount of $2,031 each and the subsequent 16 in the amount of $1,693 each, along with a final balloon payment of $13,542 payable together with the last installment, falling due on June 2024. As of December 31, 2019, the outstanding loan amount under this facility was $44,688 and no amount remains to be drawn.

Hamburg Commercial Bank AG and Alpha Bank A.E.: On June 28, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 bps. As of December 31, 2019, the Company had drawn $36,000 under this facility, net of the loan’s discount of $270. As of December 31, 2019, the outstanding loan amount under this facility was $27,200 and is repayable in ten consecutive quarterly installments in an amount of $1,200 each together with a final balloon payment of $15,200 payable together with the last installment falling due in June 2022.

On November 9, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31,800 each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 bps and commitment fee of 0.75% per annum on the undrawn loan amount. On March 12, 2019 and October 16, 2019, Navios Containers cancelled two of the tranches of the facility at no cost. On March 13, 2019, the Company drew $30,150 of the second tranche, net of the loan’s discount of $166, to refinance the outstanding debt of one containership. As of December 31, 2019, the second tranche of the facility is repayable in 15 consecutive quarterly installments in an amount of $702.4 each together with a final balloon payment of $17,506 payable together with the last installment falling due in July 2023. On April 18, 2019, the Company drew $31,122 of the fourth tranche, net of the loan’s discount of $233, to finance part of the purchase price of one containership. As of December 31, 2019, the fourth tranche of the facility is repayable in 15 consecutive quarterly installments in an amount of $678 each together with a final balloon payment of $18,918 payable together with the last installment falling due in July 2023. As of December 31, 2019, the outstanding loan amount under the facility was $57,131, and no amount remains to be drawn.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement (the “Sellers’ Credit”) in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20,000 at a rate of 5% per annum, divided in two tranches of $15,000 and $5,000. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the Company drew $15,000, net of discount of $150. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired. As of December 31, 2019, the outstanding amount under the Sellers’ Credit was $15,000 and it matured and was repaid in January 2020.

Financial liability: On May 25, 2018, the Company entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd to refinance the outstanding balance of the existing facilities of 18 containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, the Company completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, the Company completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, the Company completed the sale and leaseback of four additional vessels for $26,700. The Company did not proceed with the sale and leaseback transaction of the four remaining vessels. The Company is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1,097 each. The Company also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of December 31, 2019, the outstanding balance under the sale and leaseback transaction was $79,391.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

The Company’s credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 120% to 125%; (ii) minimum free consolidated liquidity of $14,500 as at December 31, 2019 and equal to at least the product of $500 and the total number of vessels as defined in the Company’s credit facilities; (iii) maintain a ratio of liabilities-to-assets (as defined in the Company’s credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75,000. Among other events, it will be an event of default under the Company’s credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of December 31, 2019, the Company was in compliance with all of the covenants under all of its credit facilities and sale and leaseback transaction.

The annualized weighted average interest rates of the Company’s total borrowings were 5.72%, 5.76% and 5.20% for the years ended December 31, 2019 and 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, respectively.

For the years ended December 31, 2019, 2018 and for the period from April 28, 2017 to December 31, 2017, interest expense amounted to $14,903, $10,187 and $1,863, respectively and is presented under the caption “Interest expense and finance cost” in the consolidated statements of income.

The maturity table below reflects the principal payments for the next five years of all borrowings of Navios Containers outstanding as of December 31, 2019 based on the repayment schedules of the respective loan facilities, financial liability and Sellers’ Credit (as described above).

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Payment due by 12 month period ending
December 31, 2020	$47,960
December 31, 2021	30,466
December 31, 2022	54,682
December 31, 2023	99,175
December 31, 2024	16,927

Total	$249,210

NOTE 9: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Balance due from related parties, non-current: The carrying amount of due from related parties non-current reported in the consolidated balance sheet approximates its fair value.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. Sellers’ Credit is a fixed rate borrowing and its outstanding balance approximates its fair value due to its short maturity.

Financial liability: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the financial liability continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$16,685	$16,685	$16,958	$16,958
Restricted cash	$1,424	$1,424	$1,934	$1,934
Balance due from related parties, non-current	$8,195	$8,195	$7,862	$7,862
Long-term debt, including current portion, net	$(167,558)	$(169,819)	$(133,196)	$(135,075)
Financial liability, including current portion, net	$(78,100)	$(79,391)	$(85,765)	$(87,530)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

	Fair Value Measurements at December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,685	$16,685	$—	$—
Restricted cash	$1,424	$1,424	$—	$—
Balance due from related parties, non-current(1)	$8,195	$—	$8,195	$—
Long-term debt, including current portion, net (2)	$(169,819)	$—	$(169,819)	$—
Financial liability, including current portion, net (3)	$(79,391)	$—	$(79,391)	$—

	Fair Value Measurements at December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,958	$16,958	$—	$—
Restricted cash	$1,934	$1,934	$—	$—
Balance due from related parties, non-current(1)	$7,862	$—	$7,862	$—
Long-term debt, including current portion, net(2)	$(135,075)	$—	$(135,075)	$—
Financial liability, including current portion, net (3)	$(87,530)	$—	$(87,530)	$—

(1)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(2)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(3)

The fair value of the Company’s financial liability is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NOTE 10: LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions), for which a charter party has been concluded as of December 31, 2019, is as follows:

Amount in thousands of U.S. dollars
2020	65,625
2021	22,266
2022	19,929
2023	19,929
2024	6,661
Thereafter	—

Total minimum lease revenue, net of commissions	$134,410

Revenues from time charters are generally not received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the consolidated financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the consolidated financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. In July 2019, the Company converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement granted the Company the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. During the fourth quarter of 2019, the Company received notice from the sellers to acquire the vessel. Navios Containers did not exercise the option and the containership was sold to a third party. As a result, Navios Containers will have to make a payment of $3,000 to the sellers by the end of the first quarter of 2020. As of December 31, 2019, the amount of $3,000 relating to the option was presented under the captions “Accrued expenses” and “Other expense” of the consolidated balance sheets and consolidated statements of income, respectively.

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, June 1, 2018 and August 28, 2019 (the “Management Agreement”), the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Containers in the event the Management Agreement is terminated on or before December 31, 2024. The fee for the ship management services provided by the Manager for the period through December 31, 2019 and the two-year period commencing January 1, 2020 is: (a) $6.1 and $6.2, respectively, daily rate per Container vessel of 3,000 TEU up to 4,999 TEU; (b) $7.4 and $7.8, respectively, daily rate per Container vessel of 8,000 TEU up to 9,999 TEU; (c) $7.4 and $8.3, respectively, daily rate per Container vessel of 10,000 TEU up to 11,999 TEU; and (d) commencing January 1, 2020, $0.1 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. This fixed daily fee covers all of the vessels operating expenses, other than certain extraordinary fees and costs, as defined in management agreement. For the year ended December 31, 2019 certain extraordinary fees and costs related to regulatory requirements, under Company’s Management Agreement amounted to $9,164, and are presented under the caption “Acquisition of/additions to vessels and time charters at favorable terms” in the consolidated statements of cash flows. Drydocking and special survey are paid to the Manager at cost. Total management fees for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017, under the respective agreement amounted to $65,638, $53,772 and $16,488, respectively, and are presented under the caption “Management fees (entirely through related parties transactions)” in the consolidated statements of income.

General & administrative expenses: Pursuant to the administrative services agreement, dated June 7, 2017, as amended on August 28, 2019 (the “Administrative Agreement”), the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. On August 2019, the Company extended the duration of the Administrative Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. The amendment dated August 28, 2019 also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by the Company in the event the Administrative Agreement is terminated on or before December 31, 2024. Total general and administrative fees charged by the Manager for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $8,034, $6,638 and $1,868, respectively, and are presented under the caption “General and administrative expenses” in the consolidated statements of income.

Balance due from/to related parties: Balance due to related parties as of December 31, 2019 amounted to $16,586 (December 31, 2018: $4,065), and the long-term receivable amounted to $8,195 (December 31, 2018: $7,862). The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as management fees, in accordance with the management agreement.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Consideration payable to Navios Partners: The Company used the proceeds of the private placement on June 8, 2017, to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. The payment terms included a $24,000 sellers’ credit by Navios Partners for a period of up to 90 days at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, the Company paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of December 31, 2019 and 2018, the amount due and the interest payable to Navios Partners related to this agreement was $0. Interest expense for the years ended December 31, 2019, 2018 and for the period from April 28, 2017 (date of inception) to December 31, 2017 amounted to $0, $0 and $189, respectively and is presented under the caption “Interest expense and finance cost” in the consolidated statements of income.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 13: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Asia	$89,271	$108,508	$34,233
Europe	52,261	25,413	4,955

Total Revenue	$141,532	$133,921	$39,188

NOTE 14: LISTING TRANSACTION-RELATED EXPENSES

Listing transaction-related expenses for the year ended December 31, 2018 amounted to $4,990 and related to expenses incurred in connection with the Company’s listing on the Nasdaq Global Select Market.

NOTE 15: EARNINGS PER UNIT

The unit and per unit data included in the accompanying consolidated financial statements have been restated for the periods presented to reflect the Company’s conversion to a limited partnership, as discussed in Note 1.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers outstanding during the period.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

The general partner interest is a non-economic interest, meaning the Company’s general partner, Navios Maritime Containers GP LLC, does not participate in the Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Period from April 28, 2017 (date of inception) to December 31, 2017
Numerator
Net income	$7,507	$12,700	$2,638
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	34,603,100	33,527,135	18,371,855
Basic and diluted net earnings per common unit	$0.22	$0.38	$0.14

NOTE 16: PARTNERS’ CAPITAL

Navios Containers

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On June 8, 2017, Navios Containers Inc. closed its private placement and issued 10,057,645 common shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 common shares and Navios Holdings invested $5,000 and received 1,000,000 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On August 29, 2017, Navios Containers Inc. closed a follow-on private placement and issued 10,000,000 common shares at a subscription price of $5.00 per share resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 common shares. Navios Partners and Navios Holdings also received warrants, with a five year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.00 per share.

On November 9, 2017, Navios Containers Inc. closed a follow-on private placement and issued 9,090,909 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 1,818,182 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30,000. Navios Partners invested $14,460 and received 2,629,095 common shares and Navios Holdings invested $500 and received 90,909 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

On November 30, 2018, Navios Containers Inc. converted the issued shares of common stock to common units (see Note 1).

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10,000 of the Company’s common units over a one-year period. The repurchase program has expired under its terms. Common unit repurchases could have been made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program would have been determined by Company’s management based upon market conditions and other factors. Repurchases would have been made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number of units of common equity and could have been suspended or reinstated at any time in the Company’s discretion and without notice. As of its expiration, no common units were purchased under this program. The Board of Directors may consider another Common Unit repurchase program or Common Unit repurchases, in its discretion, depending upon the Company’s cash position, the market price of the Common Units and other relevant factors.

Following the private placement and the conversion described above, the Company had a total of 34,603,100 common units outstanding as of December 31, 2019. Upon the conversion of Navios Containers Inc. to a limited partnership all of the warrants described above issued to Navios Partners and Navios Holdings expired.

NOTE 17: SUBSEQUENT EVENTS

On March 11, 2020, the Company completed a $119,060 sale and leaseback transaction with an unrelated third party to refinance the existing credit facilities of the Navios Unison, the Navios Constellation, the Navios Unite and the YM Utmost. The Company drew the entire amount on March 13, 2020. The Company has the option to buy: (i) the Navios Unison and the Navios Constellation with purchase option price starting at the end of year three de-escalating up to a $12,000 and $13,500 purchase obligation at maturity, respectively; and (ii) the Navios Unite and the YM Utmost with purchase option price starting at the end of year two de-escalating up to a $9,000 and $9,000 purchase obligation at maturity, respectively. The sale and leaseback agreement: (i) will be repayable in 28 quarterly installments of $991 and $1,020 each, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the Navios Unison and the Navios Constellation, respectively; (ii) will be repayable in 20 quarterly installments of: (a) $8.0 per day for the first eight installments; and (b) $3.4 per day for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the Navios Unite; and (iii) will be repayable in 20 quarterly installments of: (a) $8.0 per day for the first eight installments; and (b) $3.5 per day for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the YM Utmost.